
03056924

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Salomon Brothers Mortgage Securities VII, Inc.	**0000809877**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, for April 23, 2003, Series 2003-HE1	~~333-83816~~ 33-11429
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 23, 2003

SALOMON BROTHERS MORTGAGE SECURITIES VII, INC.

By: ____________________

Name: MATTHEW R. BOLLO

Title: Assistant Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

PRELIMINARY TERM SHEET



Salomon Brothers Mortgage Securities VII, Inc.
Citigroup Home Equity Loan Trust
Series 2003-HE1

$215,237,000 Offered Certificates

Salomon Brothers Mortgage Securities VII, Inc
Depositor

Litton Loan Servicing
Servicer

The following is a preliminary Term Sheet. All terms and statements are subject to change.

Dated as of: April 14, 2003

Structure Overview – Offered Certificates @ 28% CPR

To Maturity

Class	Approx. Size ($)	Status	Type	Bmark	WAL (yrs)	Interest Accrual Basis	Payment Window	Stated Final Maturity	Expected Ratings (S&P/Moody's/Fitch)
A	188,622,000	Offered	Float - Senior	1 mL	2.44	Act/360	1 - 182	April 2033	AAA / Aaa / AAA
M-1	15,043,000	Offered	Float – Mez	1 mL	5.23	Act/360	41 - 150	April 2033	AA / Aa2 / AA
M-2	11,572,000	Offered	Float – Mez	1 mL	5.07	Act/360	39 - 135	April 2033	A / A2 / A
M-3*	6,365,000		Float – Mez	1 mL	4.92	Act/360	38 - 117	April 2033	BBB+ / Baa1 / A-
M-4*	2,893,000		Float – Mez	1 mL	4.77	Act/360	37 -100	April 2033	BBB / Baa2 / BBB
M-5*	2,893,000		Float – Mez	1 mL	4.53	Act/360	37 - 88	April 2033	BBB- / Baa3 / BBB-

Structure Overview – Offered Certificates @ 28% CPR

To 10% Call

Class	Approx. Size ($)	Status	Type	Bmark	WAL (yrs)	Interest Accrual Basis	Payment Window	Stated Final Maturity	Expected Ratings (S&P/Moody's/Fitch)
A	188,622,000	Offered	Float - Senior	1 mL	2.24	Act/360	1 – 81	April 2033	AAA / Aaa / AAA
M-1	15,043,000	Offered	Float – Mez	1 mL	4.75	Act/360	41 - 81	April 2033	AA / Aa2 / AA
M-2	11,572,000	Offered	Float – Mez	1 mL	4.65	Act/360	39 - 81	April 2033	A / A2 / A
M-3*	6,365,000		Float – Mez	1 mL	4.60	Act/360	38 - 81	April 2033	BBB+ / Baa1 / A-
M-4*	2,893,000		Float – Mez	1 mL	4.59	Act/360	37 - 81	April 2033	BBB / Baa2 / BBB
M-5*	2,893,000		Float – Mez	1 mL	4.51	Act/360	37 - 81	April 2033	BBB- / Baa3 / BBB-

*M-3, M-4 and M-5 are not available for sale


citigroup

Preliminary Summary of Terms

Offered Certificates:	Approximately $215,237,000 floating-rate Class A, Class M-1, and Class M-2 Certificates. All the Certificates are backed by adjustable- and fixed-rate, first lien sub-prime mortgage loans.
Depositor:	Salomon Brothers Mortgage Securities VII, Inc
Originators:	Encore Credit Corporation ("Encore") and Accredited Home Lenders, Inc. ("Accredited").
Servicer:	Litton Loan Servicing LP; Rated RPS1 as Primary Servicer and RSS1 as Special Servicer by Fitch, SQ1 by Moody's, and Strong by Standard and Poor's.
Trustee and Custodian:	Deutsche Bank National Trust Company
Timing:	Cut-off Date: April 1, 2003 Expected Pricing Date: On or about [April 15], 2003 Expected Settlement Date: On or about April 25, 2003 First Distribution Date: May 26, 2003
Record Date:	The business day immediately preceding the Distribution Date.
Collateral:	Comprised of approximately 1,383 adjustable- and fixed-rate first-lien mortgage loans with LTVs at origination not in excess of 95.00%, totaling approximately $231,438,603.
Structure:	Senior/Mezzanine/Overcollateralization
Non-Offered Certificates:	Class M-3, Class M-4 and Class M-5 Certificates will NOT be offered.

Class A Interest Distributions:

The pass-through rate for the Class A Certificates will equal the lesser of:

i) 1-month LIBOR + [ ]%
ii) the Net WAC Rate

"Net WAC Rate" for any Distribution Date and the Class A and Class M Certificates is a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding mortgage loans, weighted based on their principal balances as of the first day of the related Due Period.

"Expense Adjusted Mortgage Rate" on any mortgage loan is equal to the then applicable mortgage rate on the mortgage loan as of the first day of the related Due Period minus the sum of (i) the servicing fee rate of 0.50% per annum and (ii) the trustee fee rate of 0.02% per annum.

Class M Interest Distributions:

The pass-through rate of the Class M Certificates will equal the lesser of:

i) Class M-1: 1 month LIBOR + [ ]%
Class M-2: 1 month LIBOR + [ ]%
Class M-3: 1 month LIBOR + [ ]%
Class M-4: 1 month LIBOR + [ ]%
Class M-5: 1 month LIBOR + [ ]%
ii) Net WAC Rate

Preliminary Summary of Terms

Interest Accrual Basis:	Actual/360
Interest Accrual Period:	The period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding the Distribution Date.
Delay Days:	0 days on all Certificates
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Class A Principal Distributions:	Until the Stepdown Date, the Class A Certificates will receive ALL of the principal collected on the mortgage pool plus any Excess Spread required to reach or maintain the Overcollateralization Target. After the Stepdown Date and assuming no Trigger Event occurs, principal distributed to the Class A Certificates will be an amount such that the Class A Certificate Principal Balance will have 37.00% (2x the original credit enhancement level) of the current balance of the mortgage loans as credit enhancement.
Class M Principal Distributions:	The Class M Certificates will NOT receive any principal distributions prior to the Stepdown Date. Thereafter (assuming no Trigger Event occurs), principal will be shared among the Class M Certificates in the following order of priority, until each Class has 2x the original credit enhancement level of the current balance of the mortgage loans as credit enhancement (the required percentage for each Class is indicated herein): 1. Class M-1 Certificates until they have 24.00% of credit enhancement 2. Class M-2 Certificates until they have 14.00% of credit enhancement 3. Class M-3 Certificates until they have 8.50% of credit enhancement 4. Class M-4 Certificates until they have 6.00% of credit enhancement 5. Class M-5 Certificates until they have 3.50% of credit enhancement
Credit Enhancement:	1. Excess Spread 2. Overcollateralization 3. Subordination
Interest Carry Forward Amount:	For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the interest rate for such class.

Preliminary Summary of Terms

Net WAC Rate Carryover Amount:

As a result of:

i) the mortgage rates on most of the mortgage loans are either fixed or do not adjust for 2 or 3 years,
ii) the adjustable-rate mortgage loans adjust less frequently (adjust every 6 months) than the pass-through rates on the Certificates (adjust every month) and
iii) the adjustable-rate mortgage loans and the Certificates are based on different indices (6-month LIBOR and 1-month LIBOR, respectively),

the pass-through rates on the Class A and Class M Certificates may increase relative to the mortgage rates on the mortgage loans, thus requiring the application of the Net WAC Rate cap. If, on any Distribution Date, the pass-through rate for a class of Class A and Class M Certificates is based on the Net WAC Rate, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable interest rate not been subject to the Net WAC Rate, over (ii) the amount of pass-through such class of Certificates received on such Distribution Date based on the Net WAC Rate, together with the unpaid portion of any such amounts from the prior Distribution Date (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate). The ratings on each Class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Excess Spread:

The initial weighted average net coupon of the mortgage pool will be greater than the interest distributions on the Class A and Class M Certificates, resulting in excess cash flow calculated in the following manner:

Initial Gross WAC:	7.59%
Less Fees & Expenses[1]:	0.52%
Initial Certificate Coupon (Approx):	1.90%
Initial Excess Spread[2]:	5.17%

1) Includes Servicing fee rate and the Trustee fee rate.
2) This amount will vary on each distribution date based on changes to:
   (i) Interest rates on the mortgage loans, and
   (ii) The Certificate pass-through rates

Overcollateralization Amount:

The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (a) the aggregate principal balance of the mortgage loans as of the last day of the related Due Period over (b) the sum of the aggregate Certificate Principal Balance of the Class A and Class M Certificates and the Class P Certificates, after taking into account the distribution of principal described in Class A and Class M Principal Distribution sections.

Required Overcollateralization Target Amount:

The Required Overcollateralization Target Amount for the Class A Certificates and all of the Class M Certificates is fully funded at issuance and is anticipated to be 1.75% of the principal balance of the mortgage loans as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Target Amount, Excess Spread, if any, will be applied as principal to reduce the Class A Certificate Principal Balance and, if allowed, the Class M Certificate Principal Balance, in order to maintain the Required Overcollateralization Target Amount. After the Stepdown Date, the Required Overcollateralization Target Amount may be reduced to 3.50% of the then current balance of the mortgage pool after applying payments received for the related Due Period, subject to a floor of 0.50% of the principal balance of the mortgage loans as of the Cut-Off Date, but only in the event that a Trigger Event has not occurred.

Preliminary Summary of Terms

Stepdown Date:

The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in [May 2006] and (y) the first Distribution Date on which the Senior Enhancement Percentage (calculated for this purpose only after taking in to account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately 37.00%.

Credit Enhancement Percentages:

Class	S&P / Moody's / Fitch	Original Percentages	Stepdown Percentages
Class A	(AAA / Aaa / AAA)	18.50%	37.00%
Class M-1	(AA / Aa2 / AA)	12.00%	24.00%
Class M-2	(A / A2 / A)	7.00%	14.00%
Class M-3	(BBB+ / Baa1 / A-)	4.25%	8.50%
Class M-4	(BBB / Baa2 / BBB)	3.00%	6.00%
Class M-5	(BBB- / Baa3 / BBB-)	1.75%	3.50%

Losses:

Generally, any losses on the mortgage pool will be absorbed first by Excess Spread, second, by the Overcollateralization Amount and third, by the Class M Certificates in reverse numerical order. Losses allocated to Class M Certificates will NOT be repaid on future distribution dates.

Senior Enhancement Percentage

For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the outstanding balance of the Mezzanine Certificates and (ii) the Overcollateralization Amount, in each case after taking into account the distribution of principal on the Certificates on such Distribution Date by (y) the principal balance of the mortgage loans as of the last day of the related Due Period.

Triggers:

Subject to final rating agency approval, with respect to any Distribution Date, a Trigger Event is in effect if:

i) The percentage obtained by dividing the principal amount of (x)(1) mortgage loans delinquent 60 days or more, (2) mortgage loans in foreclosure, (3) REO properties and (4) mortgage loans discharged due to bankruptcy, by (y) the aggregate principal balance of the mortgage loans in each case as of the last day of the previous calendar month, exceeds [40]% of the then current Senior Enhancement Percentage, or

ii) The aggregate amount of realized losses incurred since the Cut-Off date through the last day of the related Due Period divided by the Cut-Off date principal balance of the mortgage loans exceeds the approximate applicable percentages set forth below with respect to such payment date:

Payment date occurring in	Percentage
May 2006 through April 2007	[4.50]%
May 2007 through April 2008	[5.25]%
May 2008 through April 2009	[6.00]%
May 2009 through April 2010	[6.75]%
May 2010 and thereafter	[7.50]%

Preliminary Summary of Terms

Optional Termination:	At its option, the Servicer may purchase all of the mortgage loans (and properties acquired on behalf of the trust) when the mortgage loans remaining in the trust, as of the last day of the related Due Period, have been reduced to less than 10% of the principal balance of the mortgage loans as of the Cut-Off Date. The Class A Certificates and Class M Certificates will be redeemed at par plus accrued interest.
Step-up Coupon:	If the Optional Termination is not exercised on the first Distribution Date on which it could have been exercised, the Class A margin will increase to 2x its initial margin and the Class M-1, M-2, M-3, M-4 and M-5 margins will increase to 1.5x their related initial margins on the following Distribution Date.
Prepayment Assumption:	The Class A and Class M Certificates will be priced assuming a constant prepayment rate of 28% CPR for the life of the transaction.
Distribution Date:	Distribution of principal and interest on the Certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in May 2003.

Preliminary Summary of Terms

Distribution Priority:

Funds available for distribution, after reimbursements to the servicer and the trustee as permitted under the Pooling and Servicing Agreement, as follows:

1. Servicer Fees and Trustee Fees.
2. Available interest funds, as follows:
    a. current monthly Class A Interest Distributions, including any Interest Carryforward Amount to the Class A Certificates
    b. current monthly Class M Interest Distributions, but excluding any Interest Carryforward Amount to the Class M Certificates, in the following order of priority:
        i. Class M-1 Certificates
        ii. Class M-2 Certificates
        iii. Class M-3 Certificates
        iv. Class M-4 Certificates
        v. Class M-5 Certificates
3. Available principal funds, as follows:
    a. to the Class A Certificates, an amount up to the Class A Principal Distribution for the Distribution Date until the principal balance of the Class A Certificates has been reduced to zero
    b. On or after to the Stepdown Date, if a Trigger Event has occurred and is continuing:
        i. to the Class M-1 Certificates, until the principal balance of the Class M-1 Certificates has been reduced to zero
        ii. to the Class M-2 Certificates, until the principal balance of the Class M-2 Certificates has been reduced to zero
        iii. to the Class M-3 Certificates, until the principal balance of the Class M-3 Certificates has been reduced to zero
        iv. to the Class M-4 Certificates, until the principal balance of the Class M-4 Certificates has been reduced to zero
        v. to the Class M-5 Certificates, until the principal balance of the Class M-5 Certificates has been reduced to zero
    c. On or after the Stepdown Date, if no Trigger Event has occurred, monthly principal to the Class A and the Class M Certificates as described in the Class A and the Class M Principal Distributions sections
4. Excess Spread to build/maintain the Overcollateralization Amount
5. Excess Spread to pay Interest Carryforward Amount on the Class M Certificates in the following order of priority:
    a. Class M-1 Certificates
    b. Class M-2 Certificates
    c. Class M-3 Certificates
    d. Class M-4 Certificates
    e. Class M-5 Certificates
6. Excess Spread to pay Prepayment Interest Shortfalls and Relief Act Shortfalls to the Class A and Class M Certificates.
7. Excess Spread to pay Net WAC Rate Carryover Amount to the Class A and Class M Certificates in the following order:

Preliminary Summary of Terms

Distribution Priority (contd.):

a. Class A Certificates
b. Class M-1 Certificates
c. Class M-2 Certificates
d. Class M-3 Certificates
e. Class M-4 Certificates
f. Class M-5 Certificates

8. Any remaining amount is paid to the Class CE, Class P and Class R Certificates in accordance with the Pooling and Servicing Agreement.

P&I Advances: The Servicer is required to advance delinquent payments of principal and interest on the mortgage loans to the extent such amounts are deemed recoverable. The Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (a) expenses in connection with a foreclosed mortgage loan prior to the liquidation of that loan, (b) the costs of any judicial proceedings, including foreclosures and (c) the cost of managing and liquidating property acquired in relation to the loans, [other than balloon loans], as long as it deems the costs to be recoverable. The Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Servicer is required to pay compensating interest up to the amount of ½ of its servicing fees to cover prepayment interest shortfalls due to partial and full prepayments by borrowers.

Taxation: Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The Class A and Class M Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Class A and Class M Certificates.

Legal Investment: The Class A and Class M-1 Certificates will constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). [The Class M-2, M-3, M-4 and M-5 Certificates will NOT constitute "mortgage related securities" for purposes of SMMEA.]

Form of Registration Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations $100,000 and integral multiples of $1 in excess thereof.

Underwriters Citigroup Global Markets Inc. ("Citigroup") as Sole Manager .

Preliminary Summary of Terms

Accredited Company Profile:

Accredited Home Lenders, Inc., a wholly owned subsidiary of Accredited Home Lenders Holding Co., was founded in 1990 by Jim Konrath and Ray McKewon as a specialty mortgage-banking company. The company went public on February 14, 2003 and is traded on the Nasdaq (NASDAQ: LEND).

As a nationwide mortgage-banking institution, Accredited originates, services, and sells residential mortgage loans that do not conform to the credit or other criteria established by Fannie Mae and the Federal Home Loan Mortgage Corp. (Freddie Mac). Accredited's loans are commonly referred to as non-conforming or non-prime mortgage loans.

Headquartered in San Diego, CA, Accredited has eight processing centers nationwide. There are nearly 1,300 employees working for Accredited. Accredited's wholesale operations originate the majority of the company's loans through a network of licensed and approved mortgage brokers. The business is well diversified because their top 10 brokers only represent 6% of their monthly production. Doing business as Axiom Financial Services and Home Funds Direct, Accredited also originates direct-to-consumer loans through its retail division. There are 20 retail branches across the United States. The production volume consists of 90% wholesale and 10% retail. Accredited's 2003 production outlook is $400M - $500M per month.

Accredited sells or securitizes its mortgage loans in the secondary market. The loans are sold as either servicing retained or servicing released. Accredited securitized two deals worth approximately $750M in 2002.

Encore Company Profile:

Encore Credit Corporation, headquartered in Irvine, CA, funded its first loan in March 2002. The company was founded by Steve Holder, Shabi Asghar, and John Kontoulis all of whom formerly worked at New Century Mortgage Corp. They specialize in originating loans in the Sub-prime mortgage market. Currently, Encore sells their production as whole loans to their investors.

The company employees over 300 people. There are primarily two main offices, one in California and the other in Illinois. They are planning to expand to the East Coast and Northwest regions of the United States.

Encore originates loans through an established network of mortgage brokers and correspondents. Their monthly origination production averages about $275M. The production consists of 96% wholesale and 4% correspondent.

Citigroup Mortgage Finance Contacts

Name:	Telephone:	E-Mail:
David Reedy Director	(212) 723-6392	david.reedy@citigroup.com
Randy Appleyard Director	(212) 723-6394	randy.appleyard@citigroup.com
Matthew Bollo Vice President	(212) 723-6375	matthew.bollo@citigroup.com
Pavithra Jayaraman Associate	(212) 723-6386	pavithra.jayaraman@citigroup.com
Anthony Beshara Analyst	(212) 723-6906	anthony.beshara@citigroup.com
Brian Appell Analyst	(212) 723-6395	brian.j.appell@citigroup.com

Citigroup MBS Trading Contacts

Name:	Telephone:	E-Mail:
Jim De Mare Managing Director	(212) 723-6217	james.p.demare@citigroup.com
Matt Cherwin Vice President	(212) 723-6217	matthew.cherwin@citigroup.com
Michael Leung Director	(212) 723-6325	michael.leung@citigroup.com

Net WAC CapTable

6-Month Libor is 1.25%, 1-Month Libor is 1.31%				6-Month Libor is 20.00%, 1-Month Libor is 20.00%			
Period	Rate (%)	Period	Rate (%)	Period	Rate (%)	Period	Rate (%)
1	7.0657	42	7.0668	1	7.0657	42	10.1314
2	6.8378	43	6.8389	2	6.8378	43	9.8057
3	7.0658	44	7.0669	3	7.0658	44	10.1336
4	6.8379	45	6.8389	4	6.8379	45	9.8078
5	6.8379	46	6.8390	5	6.8379	46	9.8088
6	7.0659	47	7.5718	6	7.0659	47	11.7067
7	6.8379	48	6.8390	7	6.8379	48	10.6236
8	7.0659	49	7.0670	8	7.0659	49	10.9792
9	6.8380	50	6.8391	9	6.8380	50	10.6264
10	6.8380	51	7.0671	10	6.8380	51	10.9821
11	7.3096	52	6.8391	11	7.3096	52	10.6293
12	6.8381	53	6.8392	12	6.8381	53	11.1061
13	7.0660	54	7.0672	13	7.0660	54	11.4780
14	6.8381	55	6.8392	14	6.8381	55	11.1093
15	7.0661	56	7.0672	15	7.0661	56	11.4813
16	6.8381	57	6.8393	16	6.8381	57	11.1126
17	6.8382	58	6.8393	17	6.8382	58	11.1142
18	7.0661	59	7.3110	18	7.0661	59	12.2218
19	6.8382	60	6.8394	19	6.8382	60	11.4351
20	7.0662	61	7.0674	20	7.0662	61	11.8182
21	6.8383	62	6.8395	21	6.8383	62	11.4388
22	6.8383	63	7.0675	22	6.8383	63	11.8220
23	7.5712	64	6.8395	23	8.0467	64	11.4425
24	6.8385	65	6.8396	24	7.3393	65	11.4443
25	7.0665	66	7.0676	25	7.5841	66	11.8278
26	6.8385	67	6.8396	26	7.3396	67	11.4481
27	7.0665	68	7.0676	27	7.5845	68	11.8317
28	6.8386	69	6.8397	28	7.3400	69	11.4519
29	6.8386	70	6.8397	29	7.7705	70	11.4538
30	7.0666	71	7.5726	30	8.1036	71	12.6832
31	6.8387	72	6.8398	31	7.8426	72	11.4577
32	7.0666	73	7.0678	32	8.1045	73	11.8417
33	6.8387	74	6.8399	33	7.8435	74	11.4616
34	6.8387	75	7.0679	34	7.8439	75	11.8457
35	7.5714	76	6.8399	35	9.6873	76	11.4656
36	6.8387	77	6.8400	36	8.8219	77	11.4676
37	7.0667	78	7.0680	37	9.1166	78	11.8520
38	6.8388	79	6.8400	38	8.8232	79	11.4717
39	7.0667	80	7.0681	39	9.1181	80	11.8562
40	6.8388	81	6.8401	40	8.8246	81	11.4757
41	6.8388			41	9.7320	82	11.4778

Assumptions: Collateral is priced to Call @ 28% CPR

Sensitivity Analysis – To Maturity

CPR	0.0%	15.0%	**28.0%**	35.0%	45.0%
Class A1					
Avg. Life (yrs)	18.02	4.70	**2.44**	1.77	1.06
Window (mo)	1 - 358	1 - 300	**1 - 182**	1- 142	1 – 34
Expected Final Mat.	February 2033	April 2028	**June 2018**	February 2015	February 2006
Class M-1					
Avg. Life (yrs)	25.54	9.23	**5.23**	4.82	5.39
Window (mo)	254 - 356	48 - 262	**41 - 150**	45 - 116	34 – 104
Expected Final Mat.	December 2032	February 2025	**October 2015**	December 2012	December 2011
Class M-2					
Avg. Life (yrs)	25.53	9.14	**5.07**	4.39	4.05
Window (mo)	254 - 354	48 -242	**39 - 135**	41 - 105	41 – 77
Expected Final Mat.	October 2032	June 2023	**July 2014**	January 2012	September 2009
Class M-3					
Avg. Life (yrs)	25.51	8.97	**4.92**	4.17	3.60
Window (mo)	254 - 351	48 - 214	**38 - 117**	39 - 90	38 – 66
Expected Final Mat.	July 2032	February 2021	**January 2013**	October 2010	October 2008
Class M-4					
Avg. Life (yrs)	25.45	8.74	**4.77**	4.00	3.40
Window (mo)	254 - 346	48 - 185	**37 -100**	38 - 77	37 – 56
Expected Final Mat.	February 2032	September 2018	**August 2011**	September 2009	December 2007
Class M-5					
Avg. Life (yrs)	25.32	8.35	**4.53**	3.81	3.21
Window (mo)	254 - 340	48 - 165	**37 - 88**	37 - 68	36 – 49
Expected Final Mat.	August 2031	January 2017	**August 2010**	December 2008	May 2007

Sensitivity Analysis – To 10% Call

CPR	0.0%	15.0%	**28.0%**	35.0%	45.0%
Class A1					
Avg. Life (yrs)	17.94	4.37	**2.24**	1.61	1.06
Window (mo)	1 – 336	1 – 153	**1 - 81**	1 – 63	1 – 34
Expected Final Mat.	April 2031	January 2016	**January 2010**	July 2008	February 2006
Class M-1					
Avg. Life (yrs)	25.35	8.43	**4.75**	4.45	3.73
Window (mo)	254 – 336	48 – 153	**41 - 81**	45 – 63	34 – 46
Expected Final Mat.	April 2031	January 2016	**January 2010**	July 2008	February 2007
Class M-2					
Avg. Life (yrs)	25.35	8.43	**4.65**	4.07	3.74
Window (mo)	254 – 336	48 – 153	**39 - 81**	41 – 63	41 – 46
Expected Final Mat.	April 2031	January 2016	**January 2010**	July 2008	February 2007
Class M-3					
Avg. Life (yrs)	25.35	8.43	**4.60**	3.92	3.43
Window (mo)	254 – 336	48 – 153	**38 - 81**	39 – 63	38 – 46
Expected Final Mat.	April 2031	January 2016	**January 2010**	July 2008	February 2007
Class M-4					
Avg. Life (yrs)	25.35	8.43	**4.59**	3.87	3.30
Window (mo)	254 – 336	48 – 153	**37 - 81**	38 – 63	37 – 46
Expected Final Mat.	April 2031	January 2016	**January 2010**	July 2008	February 2007
Class M-5					
Avg. Life (yrs)	25.30	8.31	**4.51**	3.79	3.20
Window (mo)	254 – 336	48 – 153	**37 - 81**	37 – 63	36 – 46
Expected Final Mat.	April 2031	January 2016	**January 2010**	July 2008	February 2007

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date.*

	Collateral Summary	Ranges (if applicable)
Total Number of Loans	1,383	
Total Outstanding Loan Balance	$231,438,602.64	
Average Loan Principal Balance	$167,345.34	$24,578.88 - $524,218.30
WA Coupon	7.59%	4.95% - 13.00%
ARM Characteristics		
Margin	6.27%	4.49% - 9.99%
First Periodic Cap	1.50%	1.50% - 1.50%
Subsequent Periodic Cap	1.50%	1.00% - 1.50%
Lifetime Max	14.70%	11.95% - 18.24%
Lifetime Min	7.70%	4.95% - 11.24%
WA Original Term (mo.)	349	120 - 360
WA Remaining Term (mo.)	347	118 - 360
WA Original LTV	79.02%	16.19% - 95.00%
WA FICO	616	465 – 801
1st Liens (%)	100.00%	
Balloons (%)	3.64%	
Loan Type		
Fixed	32.95%	
2/28 - 6 month LIBOR	34.43%	
3/27 - 6 month LIBOR	32.62%	
Property Type		
Single Family	77.74%	
2-4 Unit / Multi Unit	7.90%	
Condo	5.97%	
PUD	7.72%	
Manufacturing / Modular	0.49%	
Townhouse	0.18%	
Occupancy Status		
Primary	93.65%	
Second Home	0.46%	
Investment	5.90%	
Loan Purpose		
Cash-out Refinance	69.07%	
Purchase	21.08%	
Rate/Term Refi	9.85%	
Geographic Distribution		
	CA 54.60%	
	IL 7.17%	
	FL 5.57%	

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Origination Date.*

Original Mortgage Loan Principal Balances

Range of Balances ($)	Number of Mortgage Loans	Origination Date Loan Balance ($)	% of Origination Date Loan Balance
$25,000.01 - $50,000.00	26	$1,164,513.00	0.50%
50,000.01 - 75,000.00	127	8,157,972.00	3.52
75,000.01 - 100,000.00	186	16,426,087.00	7.09
100,000.01 - 125,000.00	186	21,021,823.00	9.07
125,000.01 - 175,000.00	334	50,144,612.00	21.63
175,000.01 - 200,000.00	113	21,241,984.00	9.16
200,000.01 - 225,000.00	114	24,315,208.00	10.49
225,000.01 - 250,000.00	84	20,011,735.00	8.63
250,000.01 - 275,000.00	62	16,178,413.00	6.98
275,000.01 - 299,999.99	31	8,886,779.00	3.83
300,000.00 - 322,700.00	24	7,483,192.00	3.23
322,700.01 - 350,000.00	37	12,425,522.00	5.36
350,000.01 - 500,000.00	58	23,798,805.00	10.27
$500,000.01 - $1,000,000.00	1	525,000.00	0.23
Total	1,383	$231,781,645.00	100.00%

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date.*

Current Mortgage Loan Principal Balances

Range of Balances ($)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
$0.01 - $25,000.00	1	$24,578.88	0.01%
25,000.01 - 50,000.00	25	1,131,553.82	0.49
50,000.01 - 75,000.00	127	8,143,682.27	3.52
75,000.01 - 100,000.00	186	16,398,243.36	7.09
100,000.01 - 125,000.00	186	20,986,197.22	9.07
125,000.01 - 175,000.00	336	50,420,828.28	21.79
175,000.01 - 200,000.00	111	20,861,686.85	9.01
200,000.01 - 225,000.00	114	24,285,626.19	10.49
225,000.01 - 250,000.00	84	19,984,514.18	8.63
250,000.01 - 275,000.00	62	16,156,094.03	6.98
275,000.01 - 299,999.99	34	9,771,122.42	4.22
300,000.00 - 322,700.00	21	6,574,425.30	2.84
322,700.01 - 350,000.00	37	12,409,182.13	5.36
350,000.01 - 500,000.00	58	23,766,649.41	10.27
$500,000.01 - $1,000,000.00	1	524,218.30	0.23
Total	1,383	$231,438,602.64	100.00%

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
4.500% - 4.999%	1	$253,321.16	0.11%
5.500 - 5.999	19	3,900,049.38	1.69
6.000 - 6.499	74	13,704,126.35	5.92
6.500 - 6.999	338	62,361,901.17	26.95
7.000 - 7.499	212	33,619,385.39	14.53
7.500 - 7.999	350	60,704,063.14	26.23
8.000 - 8.499	121	18,546,956.83	8.01
8.500 - 8.999	160	23,169,676.02	10.01
9.000 - 9.499	35	6,003,594.07	2.59
9.500 - 9.999	47	6,130,079.55	2.65
10.000 - 10.499	11	1,579,946.98	0.68
10.500 - 10.999	10	1,102,006.40	0.48
11.000 - 11.499	3	285,540.42	0.12
11.500 - 11.999	1	49,985.65	0.02
12.500% - 12.999%	1	27,970.13	0.01
Total	1,383	$231,438,602.64	100.00%

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date.*

Original Term to Maturity

Original Term to Maturity (months)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
0 - 180	118	$12,922,699.46	5.58%
181 - 240	15	2,105,533.95	0.91
241 - 360	1,250	216,410,369.23	93.51
Total	1,383	$231,438,602.64	100.00%

Remaining Term to Maturity

Remaining Term to Maturity (months)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
61 - 120	1	$67,294.53	0.03%
121 - 180	117	12,855,404.93	5.55
181 - 240	15	2,105,533.95	0.91
301 - 360	1,250	216,410,369.23	93.51
Total	1,383	$231,438,602.64	100.00%

Seasoning

Seasoning (months)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
0 - 6	1,383	$231,438,602.64	100.00%
Total	1,383	$231,438,602.64	100.00%

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Original Loan-to-Value Ratio

Range of Original LTV Ratio (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
0.01% - 25.00%	5	$324,803.52	0.14%
25.01 - 30.00	2	211,557.66	0.09
30.01 - 35.00	8	724,398.85	0.31
35.01 - 40.00	10	964,761.92	0.42
40.01 - 45.00	12	1,462,718.73	0.63
45.01 - 50.00	13	1,680,374.30	0.73
50.01 - 55.00	18	2,570,066.05	1.11
55.01 - 60.00	37	6,318,122.65	2.73
60.01 - 65.00	58	9,401,676.24	4.06
65.01 - 70.00	98	15,291,667.38	6.61
70.01 - 75.00	126	23,285,057.45	10.06
75.01 - 80.00	493	80,200,615.50	34.65
80.01 - 85.00	213	38,325,296.81	16.56
85.01 - 90.00	256	45,682,685.10	19.74
90.01% - 95.00%	34	4,994,800.48	2.16
Total	1,383	$231,438,602.64	100.00%

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date.*

Combined Loan-to-Value Ratio

Range of Combined LTV Ratio (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
0.01% - 25.00%	4	$296,833.39	0.13%
25.01 - 30.00	2	211,557.66	0.09
30.01 - 35.00	8	724,398.85	0.31
35.01 - 40.00	9	889,904.71	0.38
40.01 - 45.00	12	1,462,718.73	0.63
45.01 - 50.00	13	1,680,374.30	0.73
50.01 - 55.00	18	2,570,066.05	1.11
55.01 - 60.00	36	6,239,258.83	2.70
60.01 - 65.00	58	9,401,676.24	4.06
65.01 - 70.00	98	15,291,667.38	6.61
70.01 - 75.00	125	22,949,813.73	9.92
75.01 - 80.00	263	42,913,508.71	18.54
80.01 - 85.00	203	36,601,991.56	15.81
85.01 - 90.00	257	46,166,014.51	19.95
90.01 - 95.00	71	12,354,566.51	5.34
95.01 - 100.00	201	31,061,126.28	13.42
110.01% - 115.00%	5	623,125.20	0.27
Total	1,383	$231,438,602.64	100.00%

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Secondary	7	$1,053,525.76	0.46%
Primary	1,271	216,740,584.22	93.65
Investor	105	13,644,492.66	5.90
Total	1,383	$231,438,602.64	100.00%

Property Type

Property Type	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Condo	93	$13,823,047.50	5.97%
Manufactured Home	8	708,471.19	0.31
Modular	3	430,461.75	0.19
Multi Unit	36	7,233,270.55	3.13
2-4 Unit	54	11,055,017.16	4.78
PUD	89	17,858,525.24	7.72
Single Family	1,096	179,924,072.83	77.74
Townhouse	4	405,736.42	0.18
Total	1,383	$231,438,602.64	100.00%

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Cashout Refinance	958	$159,860,547.65	69.07%
Rate-Term Refinance	141	22,793,144.98	9.85
Purchase	284	48,784,910.01	21.08
Total	1,383	$231,438,602.64	100.00%

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Documentation Type

Documentation Type	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Alternate	14	$2,562,761.86	1.11%
Full	834	127,881,768.40	55.26
Limited	43	10,113,943.84	4.37
None	250	41,535,373.08	17.95
Stated	242	49,344,755.46	21.32
Total	1,383	$231,438,602.64	100.00%

Loan Type

Loan Type	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
2/28 - 6mL	420	$79,683,563.60	34.43%
3/27 - 6mL	444	75,502,618.77	32.62
Fixed	519	76,252,420.27	32.95
Total	1,383	$231,438,602.64	100.00%

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Geographical Distribution

State	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Alabama	1	$75,953.86	0.03%
Arizona	41	4,770,076.63	2.06
Arkansas	4	259,969.08	0.11
California	624	126,370,203.37	54.60
Colorado	25	4,742,520.23	2.05
Connecticut	23	3,558,077.92	1.54
District of Columbia	1	161,812.90	0.07
Florida	106	12,887,651.49	5.57
Hawaii	2	231,605.21	0.10
Idaho	5	617,359.65	0.27
Illinois	101	16,588,940.46	7.17
Indiana	36	4,000,599.13	1.73
Iowa	4	383,411.07	0.17
Kansas	6	980,653.95	0.42
Kentucky	17	1,769,660.50	0.76
Louisiana	5	526,154.80	0.23
Maine	2	136,987.08	0.06
Maryland	22	3,838,156.52	1.66
Massachusetts	24	4,648,352.40	2.01
Michigan	30	3,978,794.48	1.72
Minnesota	11	1,681,103.99	0.73
Mississippi	3	189,705.15	0.08
Missouri	22	2,320,844.87	1.00
Montana	1	98,891.21	0.04
Nebraska	1	93,879.69	0.04
Nevada	15	2,511,222.08	1.09
New Hampshire	5	$888,000.94	0.38%

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date.*

Geographical Distribution

State	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
New Jersey	16	$3,078,170.78	1.33%
New Mexico	2	334,511.26	0.14
New York	22	4,316,677.24	1.87
North Carolina	11	875,930.38	0.38
Ohio	37	4,732,058.38	2.04
Oklahoma	7	582,896.39	0.25
Oregon	14	1,681,713.59	0.73
Pennsylvania	33	3,789,417.61	1.64
Rhode Island	4	577,710.07	0.25
South Carolina	3	219,449.46	0.09
Tennessee	25	2,421,354.49	1.05
Texas	22	2,472,937.42	1.07
Utah	6	905,120.22	0.39
Vermont	1	65,808.09	0.03
Virginia	13	2,444,010.31	1.06
Washington	26	4,369,981.95	1.89
Wisconsin	3	200,809.07	0.09
Wyoming	1	59,457.27	0.03
Total	1383	$231,438,602.64	100.00%

Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date*.

Gross Margins

Range of Gross Margins (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
4.000% - 4.499%	2	$487,423.29	0.31%
4.500 - 4.999	21	3,921,889.90	2.53
5.000 - 5.499	96	18,622,679.73	12.00
5.500 - 5.999	268	52,140,858.59	33.60
6.000 - 6.499	181	31,875,926.30	20.54
6.500 - 6.999	156	27,900,700.06	17.98
7.000 - 7.499	83	12,721,778.87	8.20
7.500 - 7.999	30	4,537,292.42	2.92
8.000 - 8.499	14	1,721,293.38	1.11
8.500 - 8.999	9	817,888.49	0.53
9.000 - 9.499	3	378,994.07	0.24
9.500% - 9.999%	1	59,457.27	0.04
Total	864	$155,186,182.37	100.00%

Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date*.

Next Interest Adjustment Date

Next Interest Adjustment Date	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Dec-04	8	$1,764,101.82	1.14%
Jan-05 - Feb-05	151	28,664,978.50	18.47
Mar-05 - Apr-05	261	49,254,483.28	31.74
Nov-05 - Dec-05	5	891,797.79	0.57
Jan-06 - Feb-06	409	68,775,321.70	44.32
Mar-06 - Apr-06	30	5,835,499.28	3.76
Total	864	$155,186,182.37	100.00%

Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date*.

Maximum Rates

Range of Maximum Rates (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
11.500% - 11.999%	1	$253,321.16	0.16%
12.500 - 12.999	12	2,829,122.39	1.82
13.000 - 13.499	42	8,491,824.55	5.47
13.500 - 13.999	184	35,448,688.44	22.84
14.000 - 14.499	125	21,310,574.20	13.73
14.500 - 14.999	221	41,802,799.66	26.94
15.000 - 15.499	77	13,718,286.50	8.84
15.500 - 15.999	113	17,850,356.24	11.50
16.000 - 16.499	29	5,398,971.43	3.48
16.500 - 16.999	39	5,261,257.28	3.39
17.000 - 17.499	11	1,579,946.98	1.02
17.500 - 17.999	8	1,007,976.26	0.65
18.000% - 18.499%	2	233,057.28	0.15
Total	864	$155,186,182.37	100.00%

Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date*.

Minimum Rates

Range of Minimum Rates (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
4.500% - 4.999%	1	$253,321.16	0.16%
5.500 - 5.999	12	2,829,122.39	1.82
6.000 - 6.499	42	8,491,824.55	5.47
6.500 - 6.999	184	35,448,688.44	22.84
7.000 - 7.499	125	21,310,574.20	13.73
7.500 - 7.999	221	41,802,799.66	26.94
8.000 - 8.499	77	13,718,286.50	8.84
8.500 - 8.999	113	17,850,356.24	11.50
9.000 - 9.499	29	5,398,971.43	3.48
9.500 - 9.999	39	5,261,257.28	3.39
10.000 - 10.499	11	1,579,946.98	1.02
10.500 - 10.999	8	1,007,976.26	0.65
11.000% - 11.499%	2	233,057.28	0.15
Total	864	$155,186,182.37	100.00%

Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date.*

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
1.50	864	$155,186,182.37	100.00%
Total	864	$155,186,182.37	100.00%

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
1.00	1	$69,873.09	0.05%
1.50	863	155,116,309.28	99.95
Total	864	$155,186,182.37	100.00%

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Prepayment Penalty Term

Prepay Penalty Term (months)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
0	101	$16,864,846.82	7.29%
12	41	8,108,115.88	3.50
18	2	530,581.16	0.23
24	289	57,442,990.06	24.82
30	4	642,212.16	0.28
36	686	116,878,595.89	50.50
42	1	115,420.54	0.05
48	6	1,165,117.41	0.50
60	253	29,690,722.72	12.83
Total	1,383	$231,438,602.64	100.00%

Credit Score Distribution

Credit Score Range	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
< 500	3	$415,706.62	0.18%
500 - 525	116	18,284,102.76	7.90
526 - 550	157	25,840,995.90	11.17
551 - 575	144	23,238,216.38	10.04
576 - 600	154	26,411,186.97	11.41
601 - 625	218	36,658,158.75	15.84
626 - 650	218	35,947,233.10	15.53
651 - 675	153	26,269,736.59	11.35
676 - 700	99	16,552,247.19	7.15
701 - 725	43	7,252,669.23	3.13
726 - 750	40	8,469,405.80	3.66
751 - 775	28	4,176,785.31	1.80
776 - 800	9	1,842,292.86	0.80
801 - 825	1	79,865.18	0.03
Total	1,383	$231,438,602.64	100.00%